January 7, 2026

Gary A. Simanson
Chief Executive Officer
Coincheck Group N.V.
Nieuwezijds Voorburgwal 62
1012 SJ Amsterdam
The Netherlands

       Re: Coincheck Group N.V.
           Registration Statement on Form F-3
           Filed January 2, 2026
           File No. 333-292562
Dear Gary A. Simanson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Dana Brown at 202-551-3859 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets